SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 2
to

Form S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Hawk Corporation

(Exact name of Registrant as specified in its charter)

Delaware	**34-1608156**	**6719**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*	*(Primary Standard Industrial Classification Code Number)*

---

200 Public Square, Suite 30-5000
Cleveland, Ohio 44114
(216) 861-3553
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

SEE TABLE OF ADDITIONAL REGISTRANTS

Ronald E. Weinberg
Chairman of the Board and Chief Executive Officer
200 Public Square, Suite 30-5000
Cleveland, Ohio 44114
(216) 861-3553
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Marc C. Krantz, Esq.	**Jane Whitt Sellers, Esq.**
Steven C. Bersticker, Esq.	**McGuireWoods LLP**
Kohrman Jackson & Krantz P.L.L.	**One James Center**
1375 East Ninth Street, 20th Floor	**901 East Cary Street**
Cleveland, Ohio 44114	**Richmond, Virginia 23219**
(216) 736-7204	**(804) 775-1000**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Reg. No. 333-90556.

This Post-Effective Amendment to Registration Statement on Form S-4 (Reg. No. 333-90556) shall become effective in accordance with the provisions of Rule 462(d) under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

HAWK CORPORATION

By: /s/ RONALD E. WEINBERG
Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG	Chairman of the Board, Chief Executive	October 9, 2002
Ronald E. Weinberg	Officer and Director (principal executive officer)	
NORMAN C. HARBERT*	Senior Chairman of the Board, Founder and Director	October 9, 2002
Norman C. Harbert		
JEFFREY H. BERLIN*	President, Chief Operating Officer and Director	October 9, 2002
Jeffrey H. Berlin		
THOMAS A. GILBRIDE*	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
Thomas A. Gilbride		
/s/ BYRON S. KRANTZ	Secretary and Director	October 9, 2002
Byron S. Krantz		
PAUL R. BISHOP*	Director	October 9, 2002
Paul R. Bishop		
DAN T. MOORE, III*	Director	October 9, 2002
Dan T. Moore, III		
JACK KEMP*	Director	October 9, 2002
Jack Kemp		

*By: /s/ BYRON S. KRANTZ
Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

ALLEGHENY CLEARFIELD, INC.

By: _____ /s/ RONALD E. WEINBERG _____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _____ /s/ BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

FRICTION PRODUCTS CO.

By: /s/   RONALD E. WEINBERG

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: /s/   BYRON S. KRANTZ

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

HAWK MIM, INC.

By: _____/s/   RONALD E. WEINBERG_____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _____/s/   BYRON S. KRANTZ_____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

HAWK MOTORS, INC.

By: /s/   RONALD E. WEINBERG

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: /s/   BYRON S. KRANTZ

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

HAWK PRECISION COMPONENTS GROUP, INC.

By: _____ /s/ RONALD E. WEINBERG _____
Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _____ /s/ BYRON S. KRANTZ _____
Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

HELSEL, INC.

By: _____/s/   RONALD E. WEINBERG_____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _/s/   BYRON S. KRANTZ_

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

LOGAN METAL STAMPINGS, INC.

By: _____ /s/ RONALD E. WEINBERG _____

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _____ /s/ BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

NET SHAPE TECHNOLOGIES LLC

By: _____ /s/ RONALD E. WEINBERG _____
Ronald E. Weinberg,
Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board and Manager (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Manager	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Chief Executive Officer and Manager	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Manager	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Manager	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Manager	October 9, 2002
JACK KEMP* Jack Kemp	Manager	October 9, 2002

*By: _____ /s/ BYRON S. KRANTZ _____
Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

QUARTER MASTER INDUSTRIES, INC.

By: _____ /s/ RONALD E. WEINBERG _____
Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _____ /s/ BYRON S. KRANTZ _____
Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

S.K. WELLMAN CORP.

By: _____ /s/ RONALD E. WEINBERG _____
Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _____ /s/ BYRON S. KRANTZ _____
Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

S.K. Wellman Holdings, Inc.

By: /s/ Ronald E. Weinberg

Ronald E. Weinberg,
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ronald E. Weinberg Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
Norman C. Harbert* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
Thomas A. Gilbride* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ Byron S. Krantz Byron S. Krantz	Secretary and Director	October 9, 2002
Jeffrey H. Berlin* Jeffrey H. Berlin	Director	October 9, 2002
Paul R. Bishop* Paul R. Bishop	Director	October 9, 2002
Dan T. Moore, III* Dan T. Moore, III	Director	October 9, 2002
Jack Kemp* Jack Kemp	Director	October 9, 2002

*By: /s/ Byron S. Krantz

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

SINTERLOY CORPORATION

By: _____ /s/ RONALD E. WEINBERG _____

Ronald E. Weinberg,
*Chairman of the Board and
Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: _____ /s/ BYRON S. KRANTZ _____

Byron S. Krantz
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 9, 2002.

TEX RACING ENTERPRISES, INC.

By: /s/ RONALD E. WEINBERG

Ronald E. Weinberg,
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ RONALD E. WEINBERG Ronald E. Weinberg	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	October 9, 2002
NORMAN C. HARBERT* Norman C. Harbert	Senior Chairman of the Board, Founder and Director	October 9, 2002
THOMAS A. GILBRIDE* Thomas A. Gilbride	Vice President – Finance and Treasurer (principal financial and accounting officer)	October 9, 2002
/s/ BYRON S. KRANTZ Byron S. Krantz	Secretary and Director	October 9, 2002
JEFFREY H. BERLIN* Jeffrey H. Berlin	Director	October 9, 2002
PAUL R. BISHOP* Paul R. Bishop	Director	October 9, 2002
DAN T. MOORE, III* Dan T. Moore, III	Director	October 9, 2002
JACK KEMP* Jack Kemp	Director	October 9, 2002

*By: /s/ BYRON S. KRANTZ

Byron S. Krantz
Attorney-in-Fact

Exhibit	Description
10.1	Employment Agreement, dated as of November 1, 1996, between the Company and Norman C. Harbert (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))
10.2	Form of Amended and Restated Wage Continuation Agreement between the Company and Norman C. Harbert (Incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
10.3	Employment Agreement, dated as of November 1, 1996, between the Company and Ronald E. Weinberg (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission (Reg. No. 333-18433))
10.4	Amendment No. 1 to the Employment Agreement, dated as of October 24, 2000, between the Company and Norman C. Harbert (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended March 31, 2001 as filed with the Securities and Exchange Commission)
10.5	Amendment No. 1 to the Employment Agreement, dated as of October 24, 2000, between the Company and Ronald E. Weinberg (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended March 31, 2001 as filed with the Securities and Exchange Commission)
10.6	Amended and Restated Employment Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Ronald E. Weinberg (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.7	Amended and Restated Employment Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Norman C. Harbert (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.8	Amended and Restated Wage Continuation Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Norman C. Harbert (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.9	Consultant Agreement, dated as of December 31, 2001, by and among the Company, Friction Products Co. and Norman C. Harbert (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.10	Letter agreement, dated as of March 26, 1998, amending the Employment Agreement and the Consulting Agreement, each dated July 1, 1994, between Helsel, Inc. and Jess F. Helsel (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998 as filed with the Securities and Exchange Commission)
10.11	Hawk Corporation 1997 Stock Option Plan (Incorporated by reference to the Company's Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (Reg. No. 333-40535))
10.12	Hawk Corporation 2000 Long Term Incentive Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.13	Hawk Corporation Annual Incentive Compensation Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001 as filed with the Securities and Exchange Commission)
10.14**	Form of the Amended and Restated Promissory Notes, each dated December 31, 2001, issued by Norman C. Harbert and Ronald E. Weinberg to the Company
10.15	Credit Agreement, dated as of May 1, 1998, among the Company and KeyBank National Association, as Swing Line Lender, Administrative Agent and as Syndication Agent (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 1998 as filed with the Securities and Exchange Commission)

Exhibit	Description
10.16	Subsidiary Guaranty, dated as of May 1, 1998, among the subsidiaries of the Company, as guarantors, and KeyBank National Association, as Administrative Agent (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 1998 as filed with the Securities and Exchange Commission)
10.17	Amendment No. 1, dated as of November 22, 2000 to Credit Agreement among the Company and KeyBank National Association, as Lender, the Swing Line Lender, a Letter of Credit Issuer and as the Syndication Agent and the Administrative Agent (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000 as filed with the Securities and Exchange Commission)
10.18	Amendment No. 2 to Credit Agreement, dated as of July 31, 2001, by and among the Company, the Lenders identified therein and KeyBank National Association, a national banking association, as the Administrative Agent under the Credit Agreement (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.19	Form of Security Agreement, dated as of August 10, 2001, by and between KeyBank National Association, the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.20	Form of Pledge Agreement, dated as of August 10, 2001, by and between KeyBank National Association, the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.21	Form of Intellectual Property Security Agreement, dated as of August 10, 2001, by and between the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.22	Form of Guaranty Agreement of Payment of Obligations, dated as of August 10, 2001, by and between KeyBank National Association and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.23	Form of Open Ended Ohio Mortgage, executed as of August 10, 2001, in favor of KeyBank National Association by each of the following subsidiaries of the Company: Friction Products Co., Logan Metal Stampings, Inc. and S.K. Wellman Corp. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)

Exhibit	Description
10.24	Form of Open Ended Pennsylvania Mortgage, executed as of August 10, 2001, in favor of KeyBank National Association by each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc. and Clearfield Powdered Metals, Inc. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.25	Form of Mortgage, Assignment of Leases and Rents and Fixture Filing, executed as of August 10, 2001, in favor of KeyBank National Association by each of the following subsidiaries of the Company: Hawk Motors, Inc. and Helsel, Inc. (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2001 as filed with the Securities and Exchange Commission)
10.26	Amendment No. 3 to Credit Agreement, dated as of November 9, 2001, by and among the Company, the Lenders identified therein and KeyBank National Association, a national banking association, as the Administrative Agent under the Credit Agreement (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2001 as filed with the Securities and Exchange Commission)
10.27	Form of Pledge Agreement, dated as of November 9, 2001, by and between KeyBank National Association, the Company and each of the following subsidiaries of the Company: Allegheny Powder Metallurgy, Inc., Clearfield Powdered Metals, Inc., Friction Products Co., Hawk Brake, Inc., Hawk MIM, Inc., Helsel, Inc., Hawk Motors, Inc., Logan Metal Stampings, Inc., Net Shape Technologies LLC, Quarter Master Industries, Inc., S.K. Wellman Corp., S.K. Wellman Holdings, Inc., Sinterloy Corporation, Tex Racing Enterprises, Inc. and Wellman Friction Products U.K. Corp (Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2001 as filed with the Securities and Exchange Commission)
10.28	Amendment No. 4 to Credit Agreement, dated as of March 25, 2002, by and among the Company, the Lenders identified therein and KeyBank National Association, a national banking association, as the Administrative Agent under the Credit Agreement (Incorporated by reference to the Company's Form 10-K for the period ended December 31, 2001 as filed with the Securities and Exchange Commission)
12.1**	Computation of ratio of earnings to fixed charges
21.1**	Subsidiaries of the Company
23.1**	Consent of Ernst & Young LLP
23.2**	Consent of Kohrman Jackson & Krantz P.L.L. (included in its opinion filed as Exhibit 5.1 and 8.1 hereto)
24.1**	Reference is made to the Signatures section of this Registration Statement for the Power of Attorney contained therein
25.1**	Form of Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of HSBC Bank USA with respect to the 12% Senior Notes due 2006
99.1**	Form of Consent and Letter of Transmittal
99.2**	Form of Notice of Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
99.3**	Form of Notice to Clients
99.4**	Form of Notice of Company Letter to Noteholders
99.5**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.6**	Hawk Corporation press release of October 4, 2002

* Filed herewith.

** Previously filed.